

August 31, 2010

By U.S. Mail and facsimile to (212) 930-9725

Anson Yiu Ming Fong
Sino Green Land Corporation
c/o Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
61 Broadway 32nd Floor
New York, New York 10006

> **Re: Sino Green Land Corporation**
> **Item 4.02 Form 8-K**
> **Filed August 27, 2010**
> **File No. 0-53208**

Dear Mr. Fong:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K filed August 27, 2010

1. Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding internal controls over financial reporting and disclosure controls and procedures under Items 307 and 308 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the

discovery of these errors did not affect your conclusions regarding the effectiveness of your internal controls over financial reporting and disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment, please direct them to me at (202) 551-3339. In my absence, you may direct your questions to Andrew Mew, Accounting Branch Chief, at (202) 551-3377.

Sincerely,

Robert Babula
Staff Accountant

cc: Asher S. Levitsky
Sichenzia Ross Friedman Ference LLP
Via Facsimile (212) 930-9725